Mail Stop 4561

March 23, 2009

VIA USMAIL and FAX (806) 358 - 1430

Mr. Robert E. Fowler
Executive Vice President and Chief Financial Officer
Church Loans & Investments Trust
5305 W. Interstate 40
Amarillo, Texas 79106-4759

> **Re: Church Loans & Investments Trust**
> **Form 10-K for the year ended 3/31/2008**
> **Filed on 6/27/2008**
> **File No. 000-08117**

Dear Mr. Robert E. Fowler:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief